Exhibit 99.5

3 Q23 Financial R esults Grupo Éxito “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of t he issuer” .

2 Note on forward looking statements This document contains certain forward - looking statements based on data, assumptions, and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantees of its future occurrence . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG - related targets and goals, are examples of forward - looking statements . Although the Company’s management believes that the expectations and assumptions on which such forward - looking statements are based are reasonable, undue reliance should not be placed on the forward - looking statements . Grupo Éxito operates in a competitive and rapidly changing environment ; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3 . Key Information – D . Risk Factors” in the Company’s registration statement on Form 20 - F filed with the Securities and Exchange Commission on July 20 , 2023 . The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward - looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward - looking statement contained in this document is based . Reconciliations of the non - IFRS financial measures in this webcast are included at the appendices to this webcast presentation .

▪ Spin - off outcome ▪ ESG strategy ▪ Quarterly highlights ▪ Financial performance ▪ Conclusions and Q&A session Agenda 3

4 Spin - off Outcome 4

Listing of Grupo Éxito shares in 3 markets: NYSE, B3 and BVC Spin - off process executed Ownership structure and share allocation by market p ost spin - off 13% 34% Float 53% • Grupo Éxito float increased to ~53% • Shareholder's base 1 rose to around 53,000 holders distributed in 3 markets • Float was initially distributed mostly to BDR ´ s, however, ADR ´ s increased their stake to 28% from 13% • Grupo Éxito , the only Colombian company listed in three markets (1) Capital structure as of September 30 , 2023 ; ratios are 1 BDR representing 4 common shares and 1 ADR representing 8 common shares . 41% Benefits post - spin - off : 5

Sustainability Strategy 6

Zero Malnutrition Sustainable Trade My Planet Governance & Integrity Healthy lifestyle ESG Strategy YTD ESG initiatives to generate value: economic growth, social development and environmental protection • Lactatón, Grupo Éxito Ž s breastfeeding campaign led as the # 1 trend on X (Twitter) . • The Company carried out its 20 th Annual Child Nutrition award, in where it recognized the joint work done with diverse organizations for improving child nutrition conditions in the county . • Grupo Éxito celebrated the 20 th anniversary of “Goticas” the program were employees , partners and clients , donate to fund Fundación Éxito . • The "Paissana" brand, launched to aid the peace process in vulnerable communities, entered into an agreement with FENALCO ( National Trade Federation of Colombia) to promote their products within the retail sector . • 98 % of our FMCG private label suppliers have been audited for compliance with environmental management and human rights . • Grupo Éxito ranked 7 th as the Colombian company with the highest reputation standards, ranked as 1 st retailer in the country, and our CEO ranked as the 5 th most recognized leader, according to MERCO . • 15 post - penalty inmates graduated from our gastronomy and entrepreneurship training programs known as "S econd Chances" . • The Company continued promoting healthy spaces for employees and implemented " Muévete por tu salud " in 3 cities, in addition to encouraging activities such as healthy eating, physical activity and mental health care . • ICONTEC ratified Carulla Fresh Market, as a Carbon Neutral brand for the 4 th year . • In alliance with Garnier and Fundación Éxito, we mobilized our employees in favour of volunteering to plant mangroves and clean beaches . 7 Our people • We celebrated diversity month with benefits for employees and “Braille” international day . • Grupo Éxito worked on issues related to care, empathy, respect, and identity within the work context .

Quarterly Highlights 8

Recurring EBITDA 3 COP $ 328,709 M ( - 17.6% 3Q23, 6.4% margin; - 13.1% when excluding FX ) Net Revenue COP $ 5.1 B (+0.5%, impacted by devaluation in Argentina; + 9.1% when excluding FX) Notes : (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 7 . 8 % and - 2 . 5 % at Net Revenue in 3 Q 23 and 9 M 23 , and - 5 . 2 % and 1 . 4 % at recurring EBITDA, respectively) . (2) Excluding FX and calendar effects . (3) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . (4) LTM e xpansion from o penings, reforms, conversions and remodellings . SSS 2 +5.6% 3Q23 +8.6% 9M23 Net Revenue performance in 3 Q 23 , reflected solid Retail Sales growth in Uruguay and Argentina (both in LC), and higher income of real estate (+ 7 . 8% ) partially offset by the slowdown in consumption and higher interest rates that impacted non - food sales mainly . . Innovative formats mainly Wow and Fresh Market increased share in Colombia retail sales to 42% ( + 0 . 3 p . p . vs 3 Q 22 ) ; a 43 . 4 % share at consolidated level . LTM store expansion: 68 stores 4 (Col 54, Uru 7, Arg 7) 3Q 23 Consolidated 1 highlights Financial Highlights Investment & expansion Operating Highlights Net Loss COP - $ 31 ,685 M (Net Income of COP $7,249 9M23) 9 643 stores 1.06 M sqm Capex of COP $145,527 M during 3Q23 75 % allocated to expansion 4 2 openings (Surtimax and Surtimayorista) and 4 conversions to Carulla Express in Colombia (+9,894 sqm) during 3Q. Solid omni - channel p erformance during 3 Q 23 : • 17 . 0 % growth • 10 . 7 % share (+ 1 p . p . vs 3 Q 22 ) (Col 13 . 5% , Uru 2 . 5 % and Arg 4 . 0% ) Real estate posted higher revenue in 3 Q 23 from rents and administrative fees (+ 7 . 8 % consol, + 16 . 5 % Col) . Gross Profit during 3 Q 23 reflected higher contribution of real estate offset by price investment ; (GP + 10 . 6 % in 9 M 23 ) Quarterly Recurring EBITDA 3 reached COP $328,709 M ( - 17.6% 3Q23, - 1.2% YTD) and reflected price investment to boost retail sales, inflationary pressures on the expense structure across countries and negative FX impacts. The Net Loss during 3Q23 reflected TUYA provisions, higher financial expenses via interest rates and non - recurring expenses related to the spin - off process. 3 Q 23 results reflected the positive performance of international operations partially offset by macro headwinds in Colombia and Argentina and inflationary effects on the cost and expense structures Acquisition of 2 stores (Devoto banner) in Uruguay (+836 sqm) during 3Q. Gross Profit COP $1.28 B ( - 1.8% 3Q23, 24.9% margin; +9.9% when excluding FX )

Financial Performance 10

International operations grew Retail Sales above local inflation while Colombia reflected consumer slowdown Net Revenue performance • CPI 11% LT - sept, 11.5% food inflation ( internal was 3.6 p.p. below); retail sales (exc. gas and vehicles) decreased 4% YTD. • Solid real estate performance (+16.5% in 3Q23; +13.6% 9M23). • Retail Sales and SSS: +2.4%, + 0.7% in 3Q23 (+5%, +2.8% 9M23) driven by solid omni - channel (+16.8%) and food (+5.6%) growth regardless a 3.6 p.p. price reduction versus inflation; non - food ( - 5.3%) impacted by lower credit and consumer confidence. • Éxito Retail Sales and SSS: +0.2% , – 0.8% in 3Q23 (+2.4%, +0.6% 9M23), driven by fresh (+7.2%) and affected by the electro ( - 5.3%) category. • Carulla Retail Sales and SSS: +12.8% , +13.5% in 3Q23 (15.7%, 16.5% 9M23), the best performing banner driven by food (+14.3%) and omni - channel (+46.2%). • Low - cost & Other 1 Retail Sales and SSS: +1.7%, - 6.1% in 3Q23 (+6.6%, - 0.6% 9M23) , impacted by consumer access to credit and lower disposable income. • Retail Sales and SSS: +7.4%, +7.7% in LC in 3Q23 (+11.9%, 11.2% 9M) , grew above inflation (3.9%) and led to market share 2 gains (+2.3 p.p. to 50.1%), driven by: x 29 Fresh Market stores (+8.8% , +80 bps above regular stores, 57.7 % share on Retail Sales) x Omni - channel Retail Sales (+4.6%) x Acquisition of 2 independent supermarkets • Negative effects from droughts, a higher basis (Punta del Este) and consumption outflow to Argentina. • Retail Sales and SSS: - 27.9%, +144.7% in LC in 3Q23 ( - 0.1%, +125.9% 9M), grew above inflation (138.3%), boosted by increased commercial dynamism after preliminary elections • Results in COP materially eroded by a negative FX effect of 75.2% • Omni - channel Retail Sales (+129%, 4.0% share) during 3Q23 • C&C format (11 MiniMayorista stores, 18% on Retail Sales) during 3Q23 • Real estate drove other revenue (+172.4% in LC ) driven by high occupancy levels (94%) and higher variable fees. Notes : Data in COP includes a - 1 . 2 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 3 Q 23 and 16 . 4 % in 9 M 23 and - 75 . 2 % and - 62 . 4 % in Argentina, respectively, calculated with the closing exchange rate . SSS in local currency, include the effect of conversions and exclude the calendar effect of - 1 . 5 % in Colombia ( 1 . 9 % in Éxito, 0 . 1 % in Carulla and 0 . 2 % in LC segments), 0 . 1 % in Uruguay and 1 . 2 % in Argentina in 3 Q . (1) Segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of COP $ 47 . 2 in 9 M 23 ) . (2) MS report by Scentia YT - August 2023 . 11 Colombia Uruguay Argentina in COP M 3Q23 3Q22 % Var 3Q23 3Q22 % Var % var exc. FX 3Q23 3Q22 % Var % var exc. FX 3Q23 3Q22 % Var % var exc. FX Retail Sales 3,618,518 3,534,482 2.4% 936,993 872,514 7.4% 8.7% 356,605 494,474 (27.9%) 191.1% 4,912,100 4,901,047 0.2% 8.7% Other Revenue 195,754 172,118 13.7% 8,865 8,856 0.1% 1.3% 14,763 21,876 (32.5%) 172.4% 219,377 202,798 8.2% 17.8% Net Revenue 3,814,272 3,706,600 2.9% 945,858 881,370 7.3% 8.6% 371,368 516,350 (28.1%) 190.3% 5,131,477 5,103,845 0.5% 9.1% in COP M 9M23 9M22 % Var 9M23 9M22 % Var % var exc. FX 9M23 9M22 % Var % var exc. FX 9M23 9M22 % Var % var exc. FX Retail Sales 10,754,318 10,238,174 5.0% 3,135,046 2,405,612 30.3% 11.9% 1,161,952 1,163,070 (0.1%) 165.4% 15,050,693 13,806,433 9.0% 11.7% Other Revenue 583,472 545,805 6.9% 27,212 22,584 20.5% 3.5% 45,466 48,467 (6.2%) 149.2% 656,058 616,594 6.4% 11.2% Net Revenue 11,337,790 10,783,979 5.1% 3,162,258 2,428,196 30.2% 11.8% 1,207,418 1,211,537 (0.3%) 164.7% 15,706,751 14,423,027 8.9% 11.7% Colombia Uruguay Argentina Consolidated

9M23 performance of innovative models 36% (+169 bps vs 9M22) 63% (+141 bps vs 9M22) Share on Éxito’s Retail Sales Retail Sales increase vs. regular stores (included in 205 Éxito stores) +26.2 p. p. after 24 months +16.2 p.p. after 24 months 12 Hypers • Innovative experience • New generation of hypermarkets • Omni - channel experience Supers 31 stores 31 stores Share on Carulla’s Retail Sales Retail Sales increase vs. regular stores • Differentiation and freshness • First carbon neutral food retailer in Latam 1 • Green market for healthy nutrition • No plastic bags at stores (included in 110 Carulla stores) Innovation in formats as a differentiation stratgy

9M23 update on Innovative Models Surtimayorista, Allies and Misurtii: Targeting and associating with the traditional market 60 stores 2.1x after 24 months • Expansion continued with 14 openings YTD (+8.2 K sqm) • Performance reflected economic slowdown effect on institutional customers Cash & Carry of proximity Share on Retail Sales Retail Sales increase vs. regular stores 5.5% (+8 bps, share on Colombia Retail Sales YoY) Strategic partners Retail Sales COP $169K M Grew by 12.3 % vs 9M22 1,889 partners (+520 LTM) Focused on the traditional channel App Mi Surtii Focused on smaller - sized mom&pops COP $54K M In Retail Sales +53% In Retail Sales +111K Orders 13

Omni - channel 1 performance (1) Include . com, marketplace, home delivery, Shop&Go , Click&Collect , digital catalogues and B 2 B virtual 14 + 25.5% Food Sales (12.8% share) 5.1 M Orders (+45%) 58 % and 56% Share of Turbo on Rappi Retail Sales during 3Q and 9M Orders: 14 M (+52.3%) 9M23 3Q23 13.5% Share on Retail Sales Market place: +46.4% and +26.8% during 3Q and 9M 397,817 1,064,018 1,046,456 1,247,970 1,398,766 4.3% 12.6% 12.2% 12.0% 12.8% 9M 19 9M 20 9M 21 9M 22 9M 23 Omni - channel sales and share on sales Strong omni - channel performance (+16.8%, 13.5% share on Retail Sales ) during 3Q23 driven by food s ales Highlights 14 9M 23 COP $1.4 B In Retail Sales (+12.1%) 12.8% Share on Retail Sales COP $497.6 K M In Retail Sales (+16.8%) Apps: COP $ 36 K M (+55%) and COP $ 97 K M (+71%) in sales during 3Q and 9M

Real estate: main business to monetize traffic, solid results benefited by inflation and strong recognition

Update on asset and traffic monetization

Real Estate Business


éxito
viva

The most important complementary business and contributor to margins

786 K sqm of GLA YTD
(33 assets)

Occupancy rate 96.7%
(vs. 96.3% in 3Q22)

Revenues from rental and administrative fees
(+16.5% 3Q23, +18% Col in 9M23)

Viva Malls[1]

Guaranteed income from leases and stable cash flow



- ✓ **17 assets**
- ✓ **559 K sqm of GLA** (72% share)
- ✓ **97% occupancy rate**

Leading shopping malls operator

In COP M	3Q23	3Q22	% Var	9M23	9M22	% Var
Net Revenue	97,738	85,015	15.0%	284,854	249,013	14.4%
Recurring EBITDA	**74,342**	**60,635**	**22.6%**	**178,694**	**148,392**	**20.4%**
Recurring EBITDA margin	76.1%	71.3%	*474 bps*	62.7%	59.6%	*314 bps*

VM grew revenue by 15% and by 14.4% during 3Q23 and 9M23 respectively and Recurring EBITDA grew by 22.4% and 20.4%, respectively, at consolidated level YOY

Note: (1) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51% stake and consolidates the business.

15

IKEA Viva Envigado 17 K sqm of GLA 54.3 K sqm of new sales area Update on Real estate projects 1 st IKEA store in Antioquia 99.8% progress Handed to IKEA on October 13th for final fitting 16 Update on asset and traffic monetization Opening of Calle Bistró Villavicencio 17 brands operating (as of Oct) Opened on 1st of June 2023

# 1 Brand power according to Kantar Present in 1/3 household s +6.7 M active clients (+10.6% vs 9M22) AAA rating Note : TUYA and Puntos Colombia are 50 / 50 JV ´ s with Bancolombia . Provision levels and risk coverage continued significantly better than legal requirements  Loyalty platform PCO 530 allied brands +29 K M Points redeemed (34% in Allies) 1.7 M cards in stock 3.6 B COP Loan Portfolio TUYA: Risk management activities to protect fundamentals in line with the banking sector Puntos Colombia: Strong growth and positioning 17 Granted for 13 straight years by

Grupo Disco Uruguay: Acquisition of minority stake of 6.66% Acquisition of 2 stores 2 Independent supermarket stores (+836 sqm of sales area ) Minority stake acquisition Devoto Mercadito Rivera Devoto Hipervital Opened on August 15 th Opened on September 1 st Located in Av.Giannattasio , Ciudad de la Costa, outside of Montevideo Located in Avenida Rivera, Montevideo Before Currently 62.49% 69.15% 100% 100% 6.66% Acquisition of minority stake in Disco September 4th 18

Solid Retail Sales in local currency , strong performance of the real estate business and the Cash and Carry format Argentina • 900 to 1200 sqm of sales areas • 1,600 SKUs • Focus on food and beverages • Great prices by high volumes • A simpler purchasing experience Real Estate Business 94% Occupancy rate 3Q23 17.8 % Share on Retail Sales 9M 23 15.7 % Share on Retail Sales 11 stores #3 shopping mall operator in Argentina in terms of GLA 1 14 Revenues - 32.5% in COP (+172.4% in LC) in 3Q23 - 6.2% in COP (+149.2% in LC) in 9M23 Premises 19

Operating performance by country • GP : (margin - 45 bps 3 Q 23 , - 9 bps 9 M 23 ) reflected the solid contribution of recurrent real estate income (+ 16 . 5 % in 3 Q ; + 13 . 6% 9 M 23 ), offset by price investment . • Recurring EBITDA 1 : ( - 20 . 6% 3 Q 23 , - 12 . 7% 9 M 23 ) reflected : (i) Retail Sales affected by a lower consumption trend , mainly the non - food category, ( ii) inflationary pressures on cost/ expense structures , and ( iii) higher operating taxes 2 . • GP : + 9 . 9% 3 Q 23 (+ 83 bps margin), + 34 . 2% 9 M 23 (+ 104 bps margin), reflected a solid performance and successful commercial strategies . • Recurring EBITDA 1 : - 8 . 6% 3 Q 23 ( - 148 bps margin), + 36 . 5% 9 M 23 (+ 49 bps margin) ; from e xpense growth above Net Revenue levels in 3 Q due to higher labour costs (provision of the quarterly bonus and new openings ) and higher marketing expenses . • GP : : - 33 . 6% 3 Q 23 ( - 267 bps margin), - 3 . 0% 9 M 23 ( - 93 bps margin), from higher share of the C &C format ( 17 . 8 % share on Retail Sales) and price investment during 3 Q 23 . • Recurring EBITDA 1 : - 15 . 4% 3 Q 23 (+ 90 bps margin), + 5 . 9% 9 M 23 (+ 21 bps margin) ; efficiencies at expense level during 3 Q and 9 M and solid Net Revenue growth (in LC), led to cost/expense dilution (CPI effect on wages , FX effect) . Note : Colombia perimeter includes Almacenes Éxito S . A . and its subsidiaries . Data in COP includes a - 1 . 2 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 3 Q 23 and 16 . 4 % in 9 M 23 and - 75 . 2 % and - 62 . 4 % in Argentina, respectively, calculated with the closing exchange rate . (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . (2) By near to COP $ 47 . 5 K M during 2023 due to the tax reform approved in 2022 . Colombia Argentina Uruguay International operations grew Retail Sales above CPI and favour expense dilution and Uruguay posted gross margin gains 20 Colombia in COP M 3Q23 3Q22 % Var 3Q23 3Q22 % Var % var exc. FX 3Q23 3Q22 % Var % var exc. FX 3Q23 3Q22 % Var % var exc. FX Net Revenue 3,814,272 3,706,600 2.9% 945,858 881,370 7.3% 8.6% 371,368 516,350 (28.1%) 190.3% 5,131,477 5,103,845 0.5% 9.1% Gross profit 822,127 815,655 0.8% 337,803 307,444 9.9% 11.2% 119,940 180,543 (33.6%) 168.1% 1,279,870 1,303,681 (1.8%) 9.9% Gross Margin 21.6% 22.0% (45) bps 35.7% 34.9% 83 bps 32.3% 35.0% (267) bps 24.9% 25.5% (60) bps Total Expense (735,015) (658,440) 11.6% (277,916) (238,414) 16.6% 18.0% (104,133) (161,317) (35.4%) 160.5% (1,117,064) (1,058,171) 5.6% 19.6% Expense/Net Rev (19.3%) (17.8%) (151) bps (29.4%) (27.1%) (233) bps (28.0%) (31.2%) 320 bps (21.8%) (20.7%) (104) bps Recurring EBITDA 226,065 284,702 (20.6%) 80,267 87,800 (8.6%) (7.5%) 22,377 26,457 (15.4%) 241.3% 328,709 398,998 (17.6%) (13.1%) Recurring EBITDA Margin 5.9% 7.7% (175) bps 8.5% 10.0% (148) bps 6.0% 5.1% 90 bps 6.4% 7.8% (141) bps in COP M 9M23 9M22 % Var 9M23 9M22 % Var % var exc. FX 9M23 9M22 % Var % var exc. FX 9M23 9M22 % Var % var exc. FX Net Revenue 11,337,790 10,783,979 5.1% 3,162,258 2,428,196 30.2% 11.8% 1,207,418 1,211,537 (0.3%) 164.7% 15,706,751 14,423,027 8.9% 11.7% Gross profit 2,523,252 2,409,842 4.7% 1,125,621 839,064 34.2% 15.2% 403,344 416,014 (3.0%) 157.5% 4,052,217 3,665,051 10.6% 14.4% Gross Margin 22.3% 22.3% (9) bps 35.6% 34.6% 104 bps 33.4% 34.3% (93) bps 25.8% 25.4% 39 bps Total Expense (2,208,014) (1,949,003) 13.3% (851,417) (641,794) 32.7% 13.9% (383,596) (390,919) (1.9%) 160.7% (3,443,027) (2,981,716) 15.5% 21.1% Expense/Net Rev (19.5%) (18.1%) (140) bps (26.9%) (26.4%) (49) bps (31.8%) (32.3%) 50 bps (21.9%) (20.7%) (125) bps Recurring EBITDA 729,790 836,168 (12.7%) 338,403 247,987 36.5% 17.2% 43,192 40,792 5.9% 181.3% 1,111,385 1,125,078 (1.2%) (2.5%) Recurring EBITDA Margin 6.4% 7.8% (132) bps 10.7% 10.2% 49 bps 3.6% 3.4% 21 bps 7.1% 7.8% (72) bps Uruguay Argentina CONSOLIDATED

Cost control amidst inflationary pressures partially offset by the negative FX effect in Argentina and Colombia macro head winds

Consolidated operating performance

in COP M	3Q23	3Q22	% Var	% var exc. FX
Net Revenue	5,131,477	5,103,845	0.5%	9.1%
Gross profit	1,279,870	1,303,681	(1.8%)	9.9%
Gross Margin	*24.9%*	*25.5%*	*(60) bps*	
Total Expense	(1,117,064)	(1,058,171)	5.6%	19.6%
Expense/Net Rev	*(21.8%)*	*(20.7%)*	*(104) bps*	
Recurring EBITDA	328,709	398,998	(17.6%)	(13.1%)
Recurring EBITDA Margin	*6.4%*	*7.8%*	*(141) bps*	

in COP M	9M23	9M22	% Var	% var exc. FX
Net Revenue	15,706,751	14,423,027	8.9%	11.7%
Gross profit	4,052,217	3,665,051	10.6%	14.4%
Gross Margin	*25.8%*	*25.4%*	*39 bps*	
Total Expense	(3,443,027)	(2,981,716)	15.5%	21.1%
Expense/Net Rev	*(21.9%)*	*(20.7%)*	*(125) bps*	
Recurring EBITDA	1,111,385	1,125,078	(1.2%)	(2.5%)
Recurring EBITDA Margin	*7.1%*	*7.8%*	*(72) bps*	

Highlights

- Other revenue growth (+8.2%) offset by FX effects in Argentina (-62%) and Colombia outcome during 3Q23, affected by:
  - ✓ Lower Retail Sales (mainly non-food), affected by higher interest rates and lower purchasing power that decreased consumption of durable and semi-durable goods.
  - ✓ A cost/expense structure that grew above Retail Sales levels due to inflationary pressures, however, at a slower pace compared to previous quarters thanks to internal action plans.
  - ✓ A higher operating tax due to the reform[1] approved in 2022 in Colombia.
- Recurring EBITDA[2] 3y CAGR of 11.1% (YTD).



Bridge Consolidated Recurring EBITDA
398,998
7.8%
-42,847
-7,533
-4,080
-15,829
328,709
6.4%
Ebitda 3Q22
Colombia operation
Uruguay
Argentina
Operational tax
Ebitda 3Q23



Bridge Consolidated Recurring EBITDA
1,125,078
7.8%
-60,249
90,416
2,400
1,293
-47,553
1,111,385
7.1%
Ebitda YTD22
Colombia operation
Uruguay
Argentina
Non-Recurring Real Estate
Operational tax
Ebitda YTD23

Note: Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% and -2.5% at Net Revenue in 3Q23 and 9M23, and -5.2% and 1.4% at recurring EBITDA, respectively). (1) Higher operating tax was COP $47.5 M during 2023 due to the tax reform approved in 2022. (2) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

21

• Net loss during 3Q23 reflected the positive variations of income tax and net income contribution of international operations offset by: (i) Macro and consumer headwinds in Colombia, (ii) I ncreased financial expenses from higher interest rates 1 (+325 bps vs 3Q22) to control inflation, (iii) Improved performance in Uruguay and Viva that led to higher minority interest, (iv) TUYA share of profit affected by higher provisions, and (v) Non - recurring expenses explained by the spin - off and listing processes. • Net income during 9M23 driven by the positive variation of income tax 2 . H ighlights Note : Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 7 . 8 % at Net Revenue and - 5 . 2 % at recurring EBITDA in 3 Q 23 and - 2 . 5 % and 1 . 4 % in 9 M 23 , respectively . (1) The Central Bank increased the repo rate in Colombia to 13 . 25 % during 3 Q 23 (vs . 10 % in 3 Q 22 and 12 % in 4 Q 22 ) to control inflation . (2) Higher operating tax was COP $ 47 . 5 M during 2023 due to the tax reform approved in 2022 . 22 3Q23 9M 23 Net loss during 3Q23 reflected negative variations of demand slowdown, expenses related to the spin - off process, TUYA share of profits and higher interest rates Net Income (Loss) result Variations of Net Income (Loss) result Variations of Net Income (Loss) result

Free cash flow of COP $103,000 M despite the economic slowdown driven by improved management of working capital 3Q23 Leverage and Cash at holding level 1 • Dividends from subsidiaries continued contributing to the company’s CapEx and payments of dividends to shareholders . • Investment to increase share on the profitable operation of Disco, explained COP $ 124 , 000 M of CapEx (FCF 2 in line with 2022 LTM results when excluding) . • Pressures on financial expenses from high repo 3 rates . • Gross debt rose 29% (COP $ 427 , 000 M) mainly related with seasonal needs . Leverage and cash highlights Note : Numbers expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . (1) Holding : Almacenes Éxito S . A results without Colombia or international subsidiaries . (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line) ; the cash flow has been re - expressed to be aligned with the financial statements . (3) Central Bank repo rate remained at 13 . 25 % during 3 Q 23 in Colombia, (vs . 10 % in 3 Q 22 and 12 % in 2022 ) to control inflation . 23 0.6 0.7 - 1.5 - 1.9 - 0.8 - 1.2 2022-3 2023-3 Cash (& other assets) Gross debt (financial liabilities & warranties) Net financial debt In COP B in thousand million COP 12M 3Q 2023 12M 3Q 2022 Variation EBITDA 880 1,063 -17.2% Lease liabilities amortizations & interests (392) (358) 9.3% Operational results before WK 365 601 -39.2% Change in Tax (11) (116) -90.7% Change in working capital 26 (74) -135.0% CapEx (532) (339) 57.1% Free cash flow before investments (152) 72 -311.4% Dividends received 256 157 63.2% Free cash flow 103 229 -54.9% Shareholders' cash flow (136) 222 -161.2%

Conclusions & Q&A session 24

Conclusions • Spin - off and listing processes ௗ completed, followed by higher traded volumes of securities across the 3 markets . • A resilient consolidated Net Revenue performance ௗ driven by ௗ Uruguay and Argentina . • Colombia Net Revenue grew 2 . 9 % during 3 Q 23 (+ 5 . 1 % YTD) and reflected a lower consumer trend affected by higher cost of credit . • Consolidated Net Revenue grew 0 . 5% (+ 9 . 1 % when excluding FX effect) during 3 Q 23 and grew by 8 . 9 % during the first - nine - months of the year (+ 11 . 7 % YTD, when excluding FX impacts) . ௗ • Operating performance reflected ௗ inflationary ௗ pressures on the cost and expense structure during 3 Q 23 , while gains of 39 bps at gross Margin level (to 25 . 8% ) during 9 M 23 . • Advances in key commercial projects : expansion of key formats, Viva Malls, and collaborative retail with Aliados and Mi Surtii . ௗ • The company posted a Net Loss of COP $ 31 , 685 during the 3 Q 23 due to the effect of the credit card business, higher ௗ financial expenses via interest rates and non - recurring ௗ expenses related to the spin - off process, while there was a Net Income of COP $ 7 , 249 reported during the first 9 - months of 2023 . 25 Note : Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 7 . 8 % at Net Revenue in 3 Q 23 and - 2 . 5 % in 9 M 23 , respectively . Colombia perimeter includes Almacenes Éxito S . A . and its subsidiaries . 3Q23 results reflected the positive performance of international operations partially offset by macro headwinds in Colombia and Argentina and inflationary effects on the cost and expense structures

Appendices 26

Glossary and Notes Notes: • Numbers are expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise . • Sums and percentages may reflect discrepancies due to rounding of figures . • All margins are calculated as percentage of Net Revenue . Glossary: • Colombia results : consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . • Consolidated results : Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina . • Adjusted EBITDA : Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results . • EPS : Earnings Per Share calculated on an entirely diluted basis . • Financial Result : impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities . • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line) ; the cash flow has been re - expressed to be aligned with the financial statements . • GLA : Gross Leasable Area . • GMV : Gross Merchandise Value . • Holding : Almacenes Éxito results without Colombian and international subsidiaries . • Net Revenue : Total Revenue related to Retail Sales and Other Revenue . • Retail Sales : sales related to the retail business . • Other Revenue : revenue related to complementary businesses (real estate, insurance, travel, etc . ) and other revenue . • Recurring EBITDA : Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense) . • Recurring Operating Profit (ROI) : Gross Profit adjusted by SG&A expense and D&A . • SSS : same - store - sales levels, including the effect of store conversions and excluding the calendar effect .

Consolidated Income Statement

in COP M	3Q23	3Q22	% Var	9M23	9M22	% Var
Retail Sales	4,912,100	4,901,047	0.2%	15,050,693	13,806,433	9.0%
Other Revenue	219,377	202,798	8.2%	656,058	616,594	6.4%
Net Revenue	**5,131,477**	**5,103,845**	**0.5%**	**15,706,751**	**14,423,027**	**8.9%**
Cost of Sales	(3,825,340)	(3,776,016)	1.3%	(11,575,402)	(10,685,110)	8.3%
Cost D&A	(26,267)	(24,148)	8.8%	(79,132)	(72,866)	8.6%
Gross Profit	**1,279,870**	**1,303,681**	**(1.8%)**	**4,052,217**	**3,665,051**	**10.6%**
Gross Margin	*24.9%*	*25.5%*	*(60) bps*	*25.8%*	*25.4%*	*39 bps*
SG&A Expense	(977,428)	(928,831)	5.2%	(3,019,964)	(2,612,839)	15.6%
Expense D&A	(139,636)	(129,340)	8.0%	(423,063)	(368,877)	14.7%
Total Expense	**(1,117,064)**	**(1,058,171)**	**5.6%**	**(3,443,027)**	**(2,981,716)**	**15.5%**
Expense/Net Rev	*21.8%*	*20.7%*	*104 bps*	*21.9%*	*20.7%*	*125 bps*
Recurring Operating Income (ROI)	**162,806**	**245,510**	**(33.7%)**	**609,190**	**683,335**	**(10.9%)**
ROI Margin	*3.2%*	*4.8%*	*(164) bps*	*3.9%*	*4.7%*	*(86) bps*
Non-Recurring Income/(Expense)	(26,289)	(6,080)	332.4%	(59,967)	1,438	(4270.2%)
Operating Income (EBIT)	**136,517**	**239,430**	**(43.0%)**	**549,223**	**684,773**	**(19.8%)**
EBIT Margin	*2.7%*	*4.7%*	*(203) bps*	*3.5%*	*4.7%*	*(125) bps*
Net Financial Result	(109,903)	(103,683)	6.0%	(308,025)	(246,219)	25.1%
Associates & Joint Ventures Results	(24,424)	(11,245)	117.2%	(74,529)	(28,008)	166.1%
EBT	**2,190**	**124,502**	**(98.2%)**	**166,669**	**410,546**	**(59.4%)**
Income Tax	4,997	(30,932)	116.2%	(32,871)	(130,706)	(74.9%)
Net Result	**7,187**	**93,570**	(92.3%)	**133,798**	**279,840**	(52.2%)
Non-Controlling Interests	(38,872)	(43,633)	(10.9%)	(126,549)	(103,100)	22.7%
Group profit (loss) for the period	**(31,685)**	**49,937**	**(163.4%)**	**7,249**	**176,740**	**(95.9%)**
Net Margin	*(0.6%)*	*1.0%*	*(160) bps*	*0.0%*	*1.2%*	*(118) bps*
Recurring EBITDA	**328,709**	**398,998**	**(17.6%)**	**1,111,385**	**1,125,078**	**(1.2%)**
Recurring EBITDA Margin	*6.4%*	*7.8%*	*(141) bps*	*7.1%*	*7.8%*	*(72) bps*
Adjusted EBITDA	**277,996**	**381,673**	**(27.2%)**	**976,889**	**1,098,508**	**(11.1%)**
Adjusted EBITDA Margin	*5.4%*	*7.5%*	*(206) bps*	*6.2%*	*7.6%*	*(140) bps*
EBITDA	**302,420**	**392,918**	**(23.0%)**	**1,051,418**	**1,126,516**	**(6.7%)**
EBITDA Margin	*5.9%*	*7.7%*	*(181) bps*	*6.7%*	*7.8%*	*(112) bps*

Shares	1,297.864	1,297.864	0.0%	1,297.864	1,297.864	0.0%
EPS	**(24.4)**	**38.5**	**N/A**	**5.6**	**136.2**	**(95.9%)**

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at Net Revenue and -5.2% at recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022.

28

Income Statement by Country

in COP M	Colombia 3Q23	Colombia 3Q22	Colombia % Var	Uruguay 3Q23	Uruguay 3Q22	Uruguay % Var	Argentina 3Q23	Argentina 3Q22	Argentina % Var
Retail Sales	3,618,518	3,534,482	2.4%	936,993	872,514	7.4%	356,605	494,474	(27.9%)
Other Revenue	195,754	172,118	13.7%	8,865	8,856	0.1%	14,763	21,876	(32.5%)
Net Revenue	3,814,272	3,706,600	2.9%	**945,858**	**881,370**	7.3%	**371,368**	**516,350**	(28.1%)
Cost of Sales	(2,967,640)	(2,868,018)	3.5%	(606,088)	(572,251)	5.9%	(251,633)	(336,261)	(25.2%)
Cost D&A	(24,505)	(22,927)	6.9%	(1,967)	(1,675)	17.4%	205	454	(54.8%)
Gross profit	822,127	815,655	0.8%	**337,803**	**307,444**	9.9%	**119,940**	**180,543**	(33.6%)
Gross Margin	*21.6%*	*22.0%*	*(45) bps*	*35.7%*	*34.9%*	*83 bps*	*32.3%*	*35.0%*	*(267) bps*
SG&A Expense	(620,567)	(553,880)	12.0%	(259,503)	(221,319)	17.3%	(97,358)	(153,632)	(36.6%)
Expense D&A	(114,448)	(104,560)	9.5%	(18,413)	(17,095)	7.7%	(6,775)	(7,685)	(11.8%)
Total Expense	(735,015)	(658,440)	11.6%	**(277,916)**	**(238,414)**	16.6%	**(104,133)**	**(161,317)**	(35.4%)
Expense/Net Rev	*19.3%*	*17.8%*	*151 bps*	*29.4%*	*27.1%*	*233 bps*	*28.0%*	*31.2%*	*(320) bps*
Recurring Operating Income (ROI)	87,112	157,215	(44.6%)	**59,887**	**69,030**	(13.2%)	**15,807**	**19,226**	(17.8%)
ROI Margin	*2.3%*	*4.2%*	*(196) bps*	*6.3%*	*7.8%*	*(150) bps*	*4.3%*	*3.7%*	*53 bps*
Non-Recurring Income and (Expense)	(25,285)	(8,697)	190.7%	(69)	(236)	(70.8%)	(935)	2,853	(132.8%)
Operating Income	61,827	148,518	(58.4%)	**59,818**	**68,794**	(13.0%)	**14,872**	**22,079**	(32.6%)
EBIT Margin	*1.6%*	*4.0%*	*(239) bps*	*6.3%*	*7.8%*	*(148) bps*	*4.0%*	*4.3%*	*(27) bps*
Net Financial Result	(98,150)	(75,035)	30.8%	(2,480)	(2,337)	6.1%	(9,273)	(26,272)	(64.7%)
Recurring EBITDA	226,065	284,702	(20.6%)	**80,267**	**87,800**	(8.6%)	**22,377**	**26,457**	(15.4%)
Recurring EBITDA Margin	*5.9%*	*7.7%*	*(175) bps*	*8.5%*	*10.0%*	*(148) bps*	*6.0%*	*5.1%*	*90 bps*

in COP M	Colombia 9M23	Colombia 9M22	Colombia % Var	Uruguay 9M23	Uruguay 9M22	Uruguay % Var	Argentina 9M23	Argentina 9M22	Argentina % Var
Retail Sales	10,754,318	10,238,174	5.0%	3,135,046	2,405,612	30.3%	1,161,952	1,163,070	(0.1%)
Other Revenue	583,472	545,805	6.9%	27,212	22,584	20.5%	45,466	48,467	(6.2%)
Net Revenue	11,337,790	10,783,979	5.1%	**3,162,258**	**2,428,196**	30.2%	**1,207,418**	**1,211,537**	(0.3%)
Cost of Sales	(8,741,134)	(8,306,528)	5.2%	(2,030,469)	(1,584,567)	28.1%	(804,514)	(794,831)	1.2%
Cost D&A	(73,404)	(67,609)	8.6%	(6,168)	(4,565)	35.1%	440	(692)	163.6%
Gross profit	2,523,252	2,409,842	4.7%	**1,125,621**	**839,064**	34.2%	**403,344**	**416,014**	(3.0%)
Gross Margin	*22.3%*	*22.3%*	*(9) bps*	*35.6%*	*34.6%*	*104 bps*	*33.4%*	*34.3%*	*(93) bps*
SG&A Expense	(1,866,866)	(1,641,283)	13.7%	(793,386)	(595,642)	33.2%	(359,712)	(375,914)	(4.3%)
Expense D&A	(341,148)	(307,720)	10.9%	(58,031)	(46,152)	25.7%	(23,884)	(15,005)	59.2%
Total Expense	(2,208,014)	(1,949,003)	13.3%	**(851,417)**	**(641,794)**	32.7%	**(383,596)**	**(390,919)**	(1.9%)
Expense/Net Rev	*19.5%*	*18.1%*	*140 bps*	*26.9%*	*26.4%*	*49 bps*	*31.8%*	*32.3%*	*(50) bps*
Recurring Operating Income (ROI)	315,238	460,839	(31.6%)	**274,204**	**197,270**	39.0%	**19,748**	**25,095**	(21.3%)
ROI Margin	*2.8%*	*4.3%*	*(149) bps*	*8.7%*	*8.1%*	*55 bps*	*1.6%*	*2.1%*	*(44) bps*
Non-Recurring Income and (Expense)	(61,167)	(15,524)	294.0%	1,220	(1,057)	215.4%	(20)	18,019	(100.1%)
Operating Income	254,071	445,315	(42.9%)	**275,424**	**196,213**	40.4%	**19,728**	**43,114**	(54.2%)
EBIT Margin	*2.2%*	*4.1%*	*(189) bps*	*8.7%*	*8.1%*	*63 bps*	*1.6%*	*3.6%*	*(192) bps*
Net Financial Result	(278,923)	(169,258)	64.8%	(6,675)	(13,929)	(52.1%)	(22,427)	(62,901)	(64.3%)
Recurring EBITDA	729,790	836,168	(12.7%)	**338,403**	**247,987**	36.5%	**43,192**	**40,792**	5.9%
Recurring EBITDA Margin	*6.4%*	*7.8%*	*(132) bps*	*10.7%*	*10.2%*	*49 bps*	*3.6%*	*3.4%*	*21 bps*

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -1.2% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 3Q23 and 16.4% in 9M23 and -75.2% and -62.4% in Argentina, respectively, calculated with the closing exchange rate.

Income Statement and CapEx by Country

Income Statement	Colombia	Uruguay	Argentina	Consol	Colombia	Uruguay	Argentina	Consol
in COP M	3Q23	3Q23	3Q23	3Q23	9M23	9M23	9M23	9M23
Retail Sales	3,618,518	936,993	356,605	4,912,100	10,754,318	3,135,046	1,161,952	15,050,693
Other Revenue	195,754	8,865	14,763	219,377	583,472	27,212	45,466	656,058
Net Revenue	**3,814,272**	**945,858**	**371,368**	**5,131,477**	**11,337,790**	**3,162,258**	**1,207,418**	**15,706,751**
Cost of Sales	(2,967,640)	(606,088)	(251,633)	(3,825,340)	(8,741,134)	(2,030,469)	(804,514)	(11,575,402)
Cost D&A	(24,505)	(1,967)	205	(26,267)	(73,404)	(6,168)	440	(79,132)
Gross profit	**822,127**	**337,803**	**119,940**	**1,279,870**	**2,523,252**	**1,125,621**	**403,344**	**4,052,217**
Gross Margin	*21.6%*	*35.7%*	*32.3%*	*24.9%*	*22.3%*	*35.6%*	*33.4%*	*25.8%*
SG&A Expense	(620,567)	(259,503)	(97,358)	(977,428)	(1,866,866)	(793,386)	(359,712)	(3,019,964)
Expense D&A	(114,448)	(18,413)	(6,775)	(139,636)	(341,148)	(58,031)	(23,884)	(423,063)
Total Expense	**(735,015)**	**(277,916)**	**(104,133)**	**(1,117,064)**	**(2,208,014)**	**(851,417)**	**(383,596)**	**(3,443,027)**
Expense/Net Rev	*19.3%*	*29.4%*	*28.0%*	*21.8%*	*19.5%*	*26.9%*	*31.8%*	*21.9%*
Recurring Operating Income (ROI)	**87,112**	**59,887**	**15,807**	**162,806**	**315,238**	**274,204**	**19,748**	**609,190**
ROI Margin	*2.3%*	*6.3%*	*4.3%*	*3.2%*	*2.8%*	*8.7%*	*1.6%*	*3.9%*
Non-Recurring Income and (Expense)	(25,285)	(69)	(935)	(26,289)	(61,167)	1,220	(20)	(59,967)
Operating Income (EBIT)	**61,827**	**59,818**	**14,872**	**136,517**	**254,071**	**275,424**	**19,728**	**549,223**
EBIT Margin	*1.6%*	*6.3%*	*4.0%*	*2.7%*	*2.2%*	*8.7%*	*1.6%*	*3.5%*
Net Financial Result	**(98,150)**	**(2,480)**	**(9,273)**	**(109,903)**	**(278,923)**	**(6,675)**	**(22,427)**	**(308,025)**
Recurring EBITDA	**226,065**	**80,267**	**22,377**	**328,709**	**729,790**	**338,403**	**43,192**	**1,111,385**
Recurring EBITDA Margin	*5.9%*	*8.5%*	*6.0%*	*6.4%*	*6.4%*	*10.7%*	*3.6%*	*7.1%*
CAPEX								
in COP M	**85,502**	**59,927**	**98**	**145,527**	**289,210**	**115,179**	**14,158**	**418,547**
in local currency	85,502	540	361		289,210	1,009	1,222	

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at Net Revenue and -5.2% at recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively. The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -1.2% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 3Q23 and 16.4% in 9M23 and -75.2% and -62.4% in Argentina, respectively, calculated with the closing exchange rate.

30

Consolidated Balance Sheet

in COP M	Sep 2023	Dec 2022	Var %
Assets	**16,689,571**	**18,183,289**	**(8.2%)**
Current assets	**4,982,164**	**5,947,863**	**(16.2%)**
Cash & Cash Equivalents	1,098,682	1,733,673	(36.6%)
Inventories	2,691,921	2,770,443	(2.8%)
Accounts receivable	634,682	779,355	(18.6%)
Assets for taxes	454,967	509,884	(10.8%)
Assets held for sale	19,484	21,800	(10.6%)
Others	82,428	132,708	(37.9%)
Non-current assets	**11,707,407**	**12,235,426**	**(4.3%)**
Goodwill	3,291,420	3,484,303	(5.5%)
Other intangible assets	396,123	424,680	(6.7%)
Property, plant and equipment	4,319,398	4,474,280	(3.5%)
Investment properties	1,783,980	1,841,228	(3.1%)
Right of Use	1,374,945	1,443,469	(4.7%)
Investments in associates and JVs	260,592	300,021	(13.1%)
Deferred tax asset	197,351	142,589	38.4%
Assets for taxes	-	-	0.0%
Others	83,598	124,856	(33.0%)

Liabilities	**8,846,732**	**9,748,843**	**(9.3%)**
Current liabilities	**6,897,383**	**7,415,394**	**(7.0%)**
Trade payables	4,065,295	5,651,303	(28.1%)
Lease liabilities	276,024	263,175	4.9%
Borrowing-short term	2,095,069	915,604	N/A
Other financial liabilities	111,372	136,223	(18.2%)
Liabilities held for sale	-	-	0.0%
Liabilities for taxes	95,935	109,726	(12.6%)
Others	253,688	339,363	(25.2%)
Non-current liabilities	**1,949,349**	**2,333,449**	**(16.5%)**
Trade payables	39,613	70,472	(43.8%)
Lease liabilities	1,306,372	1,392,780	(6.2%)
Borrowing-long Term	293,938	539,980	(45.6%)
Other provisions	11,587	15,254	(24.0%)
Deferred tax liability	260,945	277,713	(6.0%)
Liabilities for taxes	4,676	2,749	70.1%
Others	32,218	34,501	(6.6%)
Shareholder´s equity	**7,842,839**	**8,434,446**	**(7.0%)**

31

Note: Consolidated data include figures from Colombia, Uruguay and Argentina.

Consolidated Cash Flow Note : Consolidated data include figures from Colombia, Uruguay and Argentina . 32

Holding Income Statement[1]

in COP M	3Q23	3Q22	% Var	9M23	9M22	% Var
Retail Sales	3,618,404	3,535,836	2.3%	10,759,100	10,247,650	5.0%
Other Revenue	100,086	87,994	13.7%	308,442	304,407	1.3%
Net Revenue	**3,718,490**	**3,623,830**	**2.6%**	**11,067,542**	**10,552,057**	**4.9%**
Cost of Sales	(2,956,656)	(2,861,824)	3.3%	(8,714,836)	(8,293,471)	5.1%
Cost D&A	(22,885)	(21,425)	6.8%	(68,573)	(63,019)	8.8%
Gross profit	**738,949**	**740,581**	**(0.2%)**	**2,284,133**	**2,195,567**	**4.0%**
Gross Margin	*19.9%*	*20.4%*	*(56) bps*	*20.6%*	*20.8%*	*(17) bps*
SG&A Expense	(605,311)	(547,223)	10.6%	(1,791,277)	(1,581,091)	13.3%
Expense D&A	(111,690)	(99,651)	12.1%	(331,990)	(294,252)	12.8%
Total Expense	**(717,001)**	**(646,874)**	**10.8%**	**(2,123,267)**	**(1,875,343)**	**13.2%**
Expense/Net Rev	*(19.3%)*	*(17.9%)*	*(143) bps*	*(19.2%)*	*(17.8%)*	*(141) bps*
Recurring Operating Income (ROI)	**21,948**	**93,707**	**(76.6%)**	**160,866**	**320,224**	**(49.8%)**
ROI Margin	*0.6%*	*2.6%*	*(200) bps*	*1.5%*	*3.0%*	*(158) bps*
Non-Recurring Income and (Expense)	(24,439)	(4,293)	469.3%	(62,643)	(13,414)	367.0%
Operating Income	**(2,491)**	**89,414**	(102.8%)	**98,223**	**306,810**	(68.0%)
EBIT Margin	*(0.1%)*	*2.5%*	*(253) bps*	*0.9%*	*2.9%*	*(202) bps*
Net Financial Result	**(108,652)**	**(83,780)**	**29.7%**	**(310,778)**	**(193,999)**	**60.2%**
Group profit (loss) for the period	**(31,685)**	**49,937**	**(163.4%)**	**7,249**	**176,740**	**(95.9%)**
Net Margin	*(0.9%)*	*1.4%*	*(223) bps*	*0.1%*	*1.7%*	*(161) bps*
Recurring EBITDA	**156,523**	**214,783**	**(27.1%)**	**561,429**	**677,495**	**(17.1%)**
Recurring EBITDA Margin	*4.2%*	*5.9%*	*(172) bps*	*5.1%*	*6.4%*	*(135) bps*

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

33

Holding Balance Sheet[1]

in COP M	Sep 2023	Dec 2022	Var %
Assets	**13,816,804**	**14,761,545**	**(6.4%)**
Current assets	**3,716,004**	**4,432,647**	**(16.2%)**
Cash & Cash Equivalents	674,950	1,250,398	(46.0%)
Inventories	2,156,345	2,105,200	2.4%
Accounts receivable	404,708	477,912	(15.3%)
Assets for taxes	350,201	478,476	(26.8%)
Others	129,800	120,661	7.6%
Non-current assets	**10,100,800**	**10,328,898**	**(2.2%)**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	192,322	191,204	0.6%
Property, plant and equipment	2,021,058	2,059,079	(1.8%)
Investment properties	82,771	83,420	(0.8%)
Right of Use	1,587,729	1,587,943	(0.0%)
Investments in subsidiaries, associates and JVs	4,569,091	4,788,226	(4.6%)
Others	194,752	165,949	17.4%

Liabilities	**7,314,351**	**7,622,557**	**(4.0%)**
Current liabilities	**5,438,695**	**5,455,563**	**(0.3%)**
Trade payables	3,042,535	4,319,342	(29.6%)
Lease liabilities	284,426	261,824	8.6%
Borrowing-short term	1,601,970	251,118	N/A
Other financial liabilities	90,718	123,446	(26.5%)
Liabilities for taxes	68,497	92,846	(26.2%)
Others	350,549	406,987	(13.9%)
Non-current liabilities	**1,875,656**	**2,166,994**	**(13.4%)**
Lease liabilities	1,513,717	1,525,272	(0.8%)
Borrowing-long Term	293,938	539,980	(45.6%)
Other provisions	11,375	14,311	(20.5%)
Deferred tax liability	-	-	0
Others	56,626	87,431	(35.2%)
Shareholder´s equity	**6,502,453**	**7,138,988**	**(8.9%)**

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries.

34

Debt by country and maturity

Net debt breakdown by country

30 Sep 2023, (millions of COP)	Holding (2)	Colombia	Uruguay	Argentina	Consolidated
Short-term debt	1,692,688	1,710,949	466,325	29,166	2,206,440
Financial liabilities	1,601,970	1,601,970	463,932	29,166	2,095,069
Other financial liabilities	90,718	108,979	2,393	-	111,372
Long-term debt	293,938	293,938	-	-	293,938
Financial liabilities	293,938	293,938	-	-	293,938
Other financial liabilities	-	-	-	-	-
Total gross debt (1)	**1,986,626**	**2,004,887**	**466,325**	**29,166**	**2,500,378**
Cash and cash equivalents	674,949	808,033	232,083	58,566	1,098,682
Net debt	**(1,311,677)**	**(1,196,854)**	**(234,242)**	**29,400**	**(1,401,696)**

Holding Gross debt by maturity

30 Sep 2023, (millions of COP)	Nominal amount	Nature of interest rate	Maturity Date	30-sep-23
Short Term - Bilateral	25,000	Floating	November 2023	25,000
Short Term - Bilateral	100,000	Floating	November 2023	100,000
Revolving credit facility - Bilateral	100,000	Floating	January 2024	100,000
Mid Term - Bilateral	135,000	Floating	April 2024	135,000
Revolving credit facility - Bilateral	400,000	Floating	February 2025	400,000
Long Term - Bilateral	200,000	Floating	March 2025	200,000
Revolving credit facility - Bilateral	200,000	Floating	April 2025	200,000
Revolving credit facility - Bilateral	300,000	Floating	June 2025	300,000
Long Term - Bilateral	290,000	Floating	March 2026	132,915
Long Term - Bilateral	190,000	Floating	March 2027	138,187
Long Term - Bilateral	150,000	Floating	March 2030	116,700
Total gross debt (3)	**2,090,000**			**1,847,802**

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credits. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 12.32%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

35

Store number and Retail Sales area Note : The store count does not include the 1 , 889 allies in Colombia . 36 Banner by country Store number Sales area (sqm) Colombia Exito 205 625,460 Carulla 110 89,210 Surtimax 77 31,655 Super Inter 59 56,907 Surtimayorista 60 53,483 Total Colombia 511 856,716 Uruguay Devoto 64 41,324 Disco 30 35,308 Geant 2 16,411 Total Uruguay 96 93,043 Argentina Libertad 15 92,104 Mini Libertad 10 1,796 Mayorista 11 13,539 Total Argentina 36 107,439 TOTAL 643 1,057,198

Accounts Reconciliations Exchange Rates Effects on Results Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Data in COP includes a - 1 . 2 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 3 Q 23 and 16 . 4 % in 9 M 23 and - 75 . 2 % and - 62 . 4 % in Argentina, respectively, calculated with the closing exchange rate . FX impacts are calculated as a devaluation between currencies resulting in a percentage . Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values . 3Q23 Net Revenue Growth in LC Growth in COP FX effect Uruguay 8.6% 7.3% -1.2% Argentina 190.3% -28.1% -75.2% Consolidated 9.1% 0.5% -7.8% Recurring EBITDA Growth in LC Growth in COP FX effect Uruguay -7.5% -8.6% -1.2% Argentina 241.3% -15.4% -75.2% Consolidated -13.1% -17.6% -5.2% 9M23 Net Revenue Growth in LC Growth in COP FX effect Uruguay 11.8% 30.2% 16.4% Argentina 164.7% -0.3% -62.4% Consolidated 11.7% 8.9% -2.5% Recurring EBITDA Growth in LC Growth in COP FX effect Uruguay 17.2% 36.5% 16.4% Argentina 181.3% 5.9% -62.4% Consolidated -2.5% -1.2% 1.4%

Accounts Reconciliations Recurring EBITDA and Adjusted EBITDA Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense . Adjusted EBITDA refers to Earnings B efore Interest, Taxes, Depreciation, and Amortization plus A ssociates & Joint Ventures results . in COP M 3Q23 3Q22 9M23 9M22 Operating Income (EBIT) 136,517 239,430 549,223 684,773 Cost D&A 26,267 24,148 79,132 72,866 Expense D&A 139,636 129,340 423,063 368,877 EBITDA 302,420 392,918 1,051,418 1,126,516 in COP M 3Q23 3Q22 9M23 9M22 Operating Income (EBIT) 136,517 239,430 549,223 684,773 Non-Recurring Income/(Expense) 26,289 6,080 59,967 (1,438) Cost D&A 26,267 24,148 79,132 72,866 Expense D&A 139,636 129,340 423,063 368,877 Recurring EBITDA 328,709 398,998 1,111,385 1,125,078 in COP M 3Q23 3Q22 9M23 9M22 Operating Income (EBIT) 136,517 239,430 549,223 684,773 Associates & Joint Ventures Results (24,424) (11,245) (74,529) (28,008) Cost D&A 26,267 24,148 79,132 72,866 Expense D&A 139,636 129,340 423,063 368,877 Adjusted EBITDA 277,996 381,673 976,889 1,098,508

Accounts Reconciliations 3Q23 3Q22 Var 9M23 9M22 Var Income from concessionaires 22,085 20,962 5.4% 71,310 64,944 9.8% Income from building administration 13,244 11,046 19.9% 39,210 32,545 20.5% Income from property rent 70,809 61,820 14.5% 208,071 175,787 18.4% Income from rent of other spaces 11,737 7,386 58.9% 31,235 20,019 56.0% Revenues real estate 117,875 101,214 16.5% 349,826 293,295 19.3% Non recurring concessionaires fees (-) 0.0% 3,861 0.0% Recurring revenues real estate 117,875 101,214 16.5% 345,965 293,295 18.0% Non recurring concessionaires fees 0 0 0.0% 7,383 32,948 -77.6% Sales of real estate projects 0 0 0.0% 47,208 26,260 79.8% Total revenues real estate 117,875 101,214 16.5% 400,556 352,503 13.6% Recurring Income of the Real Estate Business in Colombia Net Revenue and Recurring EBITDA of Viva Malls in Colombia

Accounts Reconciliations Free Cash Flow Note : Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 m for each line) .

Grupo Éxito strategic pillars

Leading transformation by focusing on customer and key retail trends

Omni-client

Our people

1. Innovation

- Models & Formats
  - ✓ Premium & Mid: FreshMarket / WOW
  - ✓ Low-cost: Surtimayorista / Super Inter Vecino / Allies
- Private Label
  - ✓ Food / Non-food

2. Omni-channel

- E-commerce
  - ✓ exito.com / carulla.com
  - ✓ disco.com / geant.com / devoto.com
  - ✓ hiperlibertad.com
- Market Place
- Digital Catalogues
- Home Delivery
- Last Milers
  - ✓ Rappi / Turbo 10 minutes
- Click & Collect
- WhatsApp / Clickcam

3. Digital Transformation

- Apps
  - ✓ Éxito / Carulla
  - ✓ Disco / Geant / Devoto
  - ✓ Hiperlibertad
  - ✓ Others:
  - ✓ Éxito Media
  - ✓ Éxito Rental
  - ✓ Startups
- Developments
  - ✓ Frictionless
  - ✓ Customer Service
  - ✓ Data Analytics
  - ✓ Logistics, Supply Chain, HR Management

4. Asset / Traffic Monetization

- Loyalty Coalition
  - ✓ Puntos Colombia
- Complementary businesses
  - ✓ Real Estate: VIVA / Paseo
  - ✓ Financial Business: TUYA / TUYA Pay / Kiire / Hipermás / Money transfers
  - ✓ Travel
  - ✓ Insurance
  - ✓ Virtual Mobile Operator
- Operational Excellence
  - ✓ Logistics & Supply Chain
  - ✓ Lean Productivity Schemes
  - ✓ Joint Purchasing

5. ESG

- Zero malnutrition
  - ✓ Child nutrition
- My Planet
  - ✓ Environmental protection
- Sustainable trade
  - ✓ Sustainable trade practices
- Governance & Integrity
  - ✓ Build trust and transparency
- Our people
  - ✓ HR development
- Healthy Lifestyle
  - ✓ Habits and healthy living

Focus on improving: Customer Service · Relational Marketing · HR & Suppliers Relationship · IT Development

41

ESG strategy Six pillars with clear purposes, strategic focus and contribution, aligned with Sustainable Development Goals Work towards the eradication of chronic child malnutrition in Colombia by 2030 • Communicate and raise awareness • Generate resources and alliances • Influence public policies • Work closely with Fundación Éxito • SDG #2 Zero hunger Zero Malnutrition Sustainable Trade My Planet Healthy Lifestyle Our people Governance & Integrity Promote sustainable trade practices • Promote sustainable supply chains • Develop allies and suppliers • Maintain local and direct procurement • SDG #8 / #12 Decent work and economic growth / Responsible consumption and production Environmental protection • Actions to manage climate change • Enable circular economy for packaging and plastic • Initiatives for sustainable mobility and real estate • Protection of biodiversity • SDG #13 Climate action Encourage healthier and balanced lifestyles • Educate on healthy habits and living • Trade of goods and services encouraging healthy lifestyles • SDG #3 Good health and well - being Promote diversity and inclusion • Promote social dialogue • Develop our people on being and doing • Endorse gender equality • SDG #5 and #8 Gender equality, decent work and economic growth Build trust with stakeholders • Promote best practices in corporate governance • Respect of human rights • Build up ethics and transparency standards • Facilitate diverse and inclusive environments • Promote communication • SDG #16 Peace, justice and strong institutions 42

Grupo Éxito´s ecosystem

Leading retail through innovation and integration of BU´s across a comprehensive ecosystem with strong synergies



#1 loyalty coalition in Colombia, +161 allied brands and +6.2 M clients
Loyalty Coalition
Brick & Mortar
Multi-banner and multi-format retail structure
#1 food retailer, high margins and strong cash flow generation
Dual Retail / Real Estate model
Omni-channel
Unmatched digital penetration in the region
Click & collect, digital catalogues, , WhatsApp and Clickam
Other channels
Over 1,400 vendors
Market place
Omni-client
Others
Real Estate
#1 shopping mall operator in Colombia
#3 real estate player in Argentina
Complementary Businesses & Traffic Monetization
FinancialS ervices
#1 card issuer in Colombia
+1 M users of digital accounts
1.3 M Tx. Target: #1 ally of money transfer network in Colombia
Payment platform, 80M transactions
+500K active lines
#6 travel agency in Colombia
Seller of micro insurance in Colombia

Note: Data as of 2022.

María Fernanda Moreno R . Head of Investor Relations +(57) 312 796 2298 mmorenor@grupo - exito.com Éxito Calle 80, Cr 59 A No. 79 – 30 Bogotá, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”. Teresita Alzate Investor Relations Executive +(574) 6049696 Ext 306560 teresita.alzate@grupo - exito.com Cr 48 No. 32B Sur – 139, Av. Las Vegas Envigado, Colombia